

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Paul A. Friedman, M.D.
Chief Executive Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, DE 19880

      Re: Incyte Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 5, 2010
              Schedule 14A
              Filed April 9, 2010
              File No. 001-12400

Dear Dr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

License Agreements, page 9

1. We note your discussion of collaboration and license agreements with Novartis and Eli Lilly starting on page 9. Please revise your description of these agreements to disclose the following information:

    - The total potential milestone payments to be received under your collaboration agreement with Novartis;
    - The total potential milestone payments to be received under your collaboration agreement with Eli Lilly; and
    - The range of royalties within ten percent to be paid under the Novartis collaboration agreement.

Patents and Other Intellectual Property, page 12

2. We note your disclosure on page 12 that you have an established patent portfolio of owned or in-licensed patents and applications that relate to drug candidates, full-length genes and genomics-related technologies. Please revise your disclosure to include a more robust discussion of your material patents, including whether they are owned or licensed, which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

3. Please confirm that in future filings you will include the Stock Performance Graph required by Item 201(e) of Regulation S-K.

Schedule 14A

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dr. Friedman
Incyte Corporation
July 22, 2010
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director